

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2019

Keith A. Woodward
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440

      Re: Tennant Company
         Form 10-K for the fiscal year ended December 31, 2018
         Filed February 28, 2019
         File No. 1-16191

Dear Mr. Woodward:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing and
      Construction